UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Graphic Packaging Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
388688 10 3
(CUSIP Number)

Paul S. Bird, Esq.	Ms. Theresa A. Gore
Debevoise & Plimpton	Clayton Dubilier & Rice
919 Third Avenue	Fund V Limited Partnership
New York, NY 10022	1409 Foulk Road, Suite 106
(212) 909-6000	Wilmington, Delaware 19803 (302) 477-1679
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	388688 10 3

1	NAMES OF REPORTING PERSONS:
Clayton Dubilier & Rice Fund V Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		34,222,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

34,222,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

34,222,500 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.06%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 200,625,243 shares outstanding as of the close of business on March 19, 2007.

CUSIP No.	388688 10 3

1	NAMES OF REPORTING PERSONS:
CD&R Associates V Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:
0
NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		34,222,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

34,222,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

34,222,500 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.06%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Based on 200,625,243 shares outstanding as of the close of business on March 19, 2007.

CUSIP No.	388688 10 3

1	NAMES OF REPORTING PERSONS: CD&R Investments Associates II, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		34,222,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

34,222,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

34,222,500 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.06%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 200,625,243 shares outstanding as of the close of business on March 19, 2007.

CUSIP No.	388688 10 3

1	NAMES OF REPORTING PERSONS: CD&R Investment Associates, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		34,222,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

34,222,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

34,222,500 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.06%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 200,625,243 shares outstanding as of the close of business on March 19, 2007.

CUSIP No.	388688 10 3

1	NAMES OF REPORTING PERSONS: CD&R Cayman Investment Associates, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		34,222,500 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

34,222,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

34,222,500 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.06%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 200,625,243 shares outstanding as of the close of business on March 19, 2007.

CONTINUATION PAGES TO SCHEDULE 13D
Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D hereby amends and supplements the statement of beneficial ownership on Schedule 13D initially filed by the Reporting Persons on August 18, 2003 (the “Initial Statement”), relating to the common stock, par value $0.01 per share of Graphic Packaging Corporation, a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4. Purpose of Transaction.
     Item 4 is hereby amended and supplemented by adding the following:
     On July 9, 2007, the Company entered into a Transaction Agreement and Agreement and Plan of Merger (“Transaction Agreement”) by and among the Company, Bluegrass Container Holdings, LLC, a Delaware limited liability company (“BCH”), TPG Bluegrass IV, L.P., a Delaware limited partnership (“TPG IV”), TPG Bluegrass IV-AIV 2, L.P., a Delaware limited partnership (“TPG IV-AIV”), TPG Bluegrass V, L.P., a Delaware limited partnership (“TPG V”), TPG Bluegrass V-AIV 2, L.P., a Delaware limited partnership (“TPG V-AIV”), Field Holdings, Inc., a Delaware corporation (“Field Holdings”), TPG FOF V-A, L.P., a Delaware limited partnership (“FOF V-A”), TPG FOF V-B, L.P., a Delaware limited partnership (“FOF V-B”), BCH Management, LLC, a Delaware limited liability company (together with Field Holdings, TPG IV, TPG IV-AIV, TPG V, TPG V-AIV, FOF V-A, FOF V-B and any transferee of their interests in BCH, the “Sellers”), New Giant Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (“Newco”), and Giant Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Newco (“Merger Sub”). According to the Company’s Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on July 11, 2007 (the “Company Form 8-K”), the Transaction Agreement provides for the combination of the Company and Altivity Packaging, LLC, a wholly-owned subsidiary of BCH, under the terms described in the Company Form 8-K and in the Transaction Agreement attached thereto. According to the Company Form 8-K, under the terms of the Transaction Agreement, Merger Sub will be merged with and into the Company (the “Altivity Merger”), and the Company will become a wholly-owned subsidiary of Newco. According to the Company Form 8-K, as a result of the Altivity Merger, each issued and outstanding share of the Company’s common stock will be converted into the right to receive one newly issued share of Newco common stock. According to the Company Form 8-K, the Transaction Agreement also provides for each Seller to exchange BCH equity interests owned by each Seller for newly issued shares of Newco common stock (the “Exchange,” and together with the Altivity Merger, the “Transaction”). According to the Company Form 8-K, Newco will issue an aggregate of 139,445,038 shares of Newco common stock in the Exchange to the Sellers for all of the equity interests of BCH. According to the Company Form 8-K, the total number of shares of Newco common stock issued to Sellers is expected to constitute 40.61% of the total number of shares of Newco common stock on a fully diluted basis, and the total number of shares of Newco common stock issued to the Company's stockholders is expected to constitute 59.39% of the total number of shares of Newco common stock on a fully diluted basis. According to the Company Form 8-K, the affirmative vote of a majority of the issued and outstanding shares of Company common stock is required to approve the Altivity Merger, and under the terms of the Transaction Agreement, the Company is required to call a meeting of the stockholders of the Company to vote on the approval of the Altivity Merger as promptly as reasonably practicable.
     Concurrent with the execution of the Transaction Agreement, CDR Fund V and certain other stockholders of the Company together representing approximately 65% of the issued and outstanding shares of the Company have entered into a voting agreement (the “Voting Agreement”) with BCH and the Company pursuant to which such stockholders agreed, among other things, to vote their shares of Company common stock (i) in favor of the adoption of the Transaction Agreement and the Altivity Merger; (ii) against any action that is in opposition to Altivity Merger or the obligations of the Company under the Transaction Agreement; and (iii) against any alternative business combination transaction and against any other action that would reasonably be expected to adversely affect the Altivity Merger or the other transactions contemplated by the Transaction Agreement. In the event that the Company’s Board of Directors changes its recommendation that stockholders vote in favor of the Altivity Merger in respect of a superior proposal for an alternative business combination transaction, then the stockholders subject to the Voting Agreement have agreed to vote 32% of the total number of outstanding shares of the Company’s common stock in favor of the Altivity Merger. In addition, each stockholder subject to the Voting Agreement has agreed to vote its remaining shares in a manner that is proportionate to the manner in which all other issued and outstanding shares of the Company’s common stock not subject to the Voting Agreement are voted. The Voting Agreement will terminate: (i) upon the closing of the Transactions; (ii) upon termination of the Transaction Agreement in accordance with its terms; or (iii) if the parties agree to any amendment or change to the Transaction Agreement that changes the form or reduces the amount of consideration to be paid in the Altivity Merger. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the text of the Voting Agreement, which is attached hereto as Exhibit 9 and incorporated herein by reference.
     In connection with the Transaction, Newco entered into a stockholders agreement with certain Coors family stockholders, CDR Fund V, EXOR Group S.A. and certain Sellers, which will become effective upon the closing of the Transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.
     Item 6 is hereby amended and supplemented by incorporating by reference the information set forth in Item 4 of this Amendment No. 1.

Item 7. Material to Be Filed as Exhibits.
Item 4 is hereby amended and supplemented by adding the following:

Exhibit 8:	Voting Agreement dated as of July 9, 2007, by and among BCH, the persons listed on the signature pages thereto as a Family Stockholder, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., and, solely for the purposes of Section 5.2 thereof, the Company (incorporated herein by reference to Exhibit 10.1 to Graphic Packaging Corporation’s Current Report on Form 8-K, filed on July 11, 2007).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 19, 2007

CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP

By:	CD&R Associates V Limited Partnership, its general partner

By:	CD&R Investment Associates II, Inc., its managing general partner

By:	/s/ THERESA A. GORE

Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R ASSOCIATES V LIMITED PARTNERSHIP

By:	CD&R Investment Associates II, Inc., its managing general partner

By:	/s/ THERESA A. GORE

Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R INVESTMENT ASSOCIATES II, INC.

By:	/s/ THERESA A. GORE

Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R INVESTMENT ASSOCIATES, INC.

By:	/s/ THERESA A. GORE

Name: Theresa A. Gore
Title: Vice President and Treasurer

CD&R CAYMAN INVESTMENT ASSOCIATES, INC.

By:	/s/ DONALD J .GOGEL

Name: Donald J. Gogel
Title: Director